EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Entegris, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-4 of Entegris, Inc. and Eagle DE, Inc., and related Joint Proxy Statement/Prospectus, of our reports dated October 28, 2004, with respect to the consolidated balance sheets of Entegris, Inc. and subsidiaries as of August 28, 2004 and August 30, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended August 28, 2004 and the related financial statement schedule which reports appear in the August 28, 2004 annual report on Form 10-K of Entegris, Inc. We also consent to the reference to our firm under the heading “Experts” in the Registration Statement and related Joint Proxy Statement/Prospectus.

/s/ KPMG LLP

Minneapolis, Minnesota
May 6, 2005